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Exhibit 99.2

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE; ALL NUMBERS IN U.S. DOLLARS

FALCONBRIDGE REPORTS RECORD THIRD QUARTER EARNINGS OF US$155 MILLION

TORONTO, Ontario, October 22, 2004 — Falconbridge Limited (TSX: FL) today reported consolidated earnings of $155 million, or $0.85 per common share on a basic and diluted basis, for the third quarter of 2004. This compares with earnings of $19 million or $0.10 per common share on a basic and diluted basis for the third quarter of 2003. Higher earnings resulted primarily from higher average realized nickel, copper and zinc prices, which were up 51%, 59% and 17%, respectively, as well as from significantly higher copper sales volumes. Earnings were partially offset by higher unit production costs. Third quarter 2004 net earnings were also negatively affected by the continued weakening of the U.S. dollar versus the Canadian dollar, a drop of 6% in the quarter. In addition to negatively impacting our Canadian dollar operating costs, the revaluation of U.S. dollar denominated debt for Canadian tax purposes created a non-cash tax charge of $19 million in the third quarter. However, the establishment of a $14 million previously unrecognized tax asset at Lomas Bayas partly offset the negative tax impact. Cash generated from operating activities before working capital changes totalled $304 million compared to $144 million for the corresponding quarter in 2003.

Third Quarter and Year-to-date 2004 Highlights

Realized Prices

  •
  Significantly increased over third quarter 2003 — nickel, copper and zinc were 51%, 59% and 17% higher, respectively

Production

  •
  Met or exceeded most production targets

  •
  Collahuasi production ahead of expectations with successful ramp-up of transition project

  •
  Avoidance of traditional summer shutdown led to increased mine production in Sudbury

  •
  High on-line time at Raglan mill led to improved production

  •
  Shorter than scheduled zinc plant shutdown, seven weeks versus 13 weeks

  •
  Completed rebuild of Sudbury smelter furnace roof and walls; production returned to planned levels

  •
  Completed 17 Six Sigma projects with an annualized benefit of $5 million

  •
  Annual production targets for refined nickel (100,000 tonnes) and Falconbridge mined copper (350,000 tonnes), remain unchanged

Resources

  •
  Additional resources identified at Fraser Morgan with new intersections with significant mineralization

  •
  Solid progress with Raglan exploration program

Financial Position

  •
  Annualized return on shareholders' equity of 31%

  •
  Cash flow increased to $304 million from $144 million a year ago

  •
  Improved net debt to net debt plus equity ratio to 27% from 37% at Dec. 31, 2003

  •
  Reinforced ability to fund projects and expand the businesses

Projects and Other Developments

  •
  Collahuasi's Ujina-Rosario expansion project completed ahead of schedule, under budget

  •
  Successful ramp-up at Lomas Bayas following completion of crusher expansion project

  •
  New collective agreements successfully concluded with workers at Kristiansand refinery

  •
  Commissioning of ore handling system at Kidd Mine D completed, with first ore hoisted on July 25, 2004 — ahead of feasibility schedule

  •
  Bankable Feasibility Study on Koniambo remains on track

  •
  Advancing Phase one of Raglan Optimization Program

Compared to the second quarter of 2004, third quarter earnings increased as a result of higher realized nickel prices, which were up 14% from those realized in the second quarter, partially offset by lower copper and zinc prices. Additionally, copper sales volumes from the Kidd Creek operation returned to more normal levels after ramping up from the maintenance and vacation shutdown at the copper smelter.

Commentary

"Our business has performed well with our focus on nickel and copper paying substantial dividends. The fundamentals for these metals continue to be excellent and we are well positioned to continue to benefit from higher metal prices," said Aaron Regent, Chief Executive Officer of Falconbridge. "In addition, we are making good progress in advancing our growth initiatives, which could increase nickel production by up to 65% and copper production by 35% over the next five to seven years. Our balance sheet continues to strengthen, demonstrating our financial capacity to support operations and high quality growth opportunities."

Year-to-date analysis

Year-to-date earnings were $478 million, or $2.64 per common share on a basic basis and $2.62 on a diluted basis, compared with $96 million or $0.51 per common share on a basic and diluted basis in the first nine months of 2003. Operating income in the first nine months was $692 million compared to $144 million for the same period in 2003. Cash generated from operating activities before working capital changes totalled $783 million, compared to $346 million for the corresponding nine months in 2003. The year-over-year improvement is largely the result of higher average realized prices for nickel, copper and zinc, which were up 60%, 63% and 25%, respectively, from the same period in 2003.

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Results of Operations

Nickel Operations

For the third quarter of 2004, operating income for the nickel business was $146 million, compared to $48 million in the third quarter of 2003. Refined nickel production was 23,427 tonnes in the third quarter of 2004, compared to 23,205 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.00 in the third quarter of 2004, unchanged from the same period in 2003.

Integrated Nickel Operations (INO)

Revenues: In the third quarter of 2004, sales volumes of nickel decreased 12% to 15,432 tonnes from 17,558 tonnes in the third quarter of 2003, primarily as a result of the impact of a planned maintenance shutdown at a custom feed supplier. Third quarter 2004 copper sales volumes of 13,875 tonnes increased by 15% from 12,093 tonnes in the same period a year ago. In the third quarter of 2004, consolidated revenues for the INO increased 43% to $329 million, from $230 million for the same period in 2003. Third quarter 2004 realized nickel, copper and cobalt prices increased by 51%, 67% and 149%, respectively, compared to the third quarter of 2003. Precious metals revenues increased by $2 million to $24 million in the third quarter of 2004, compared to the same period in 2003.

Costs: In the third quarter of 2004, the operating cash cost of producing a pound of nickel from INO mines, was $2.69. The $0.34, or 11%, decrease over third quarter 2003 costs was the result of increased mine production and higher by-product credits, which partially offset the impact of the stronger Canadian dollar.

Operating income: The INO's third quarter 2004 operating income was $106 million, compared with $31 million for the third quarter of 2003. The $75 million increase was mainly due to higher metal prices and lower depreciation and amortization charges, which were partially offset by the impact of lower nickel and cobalt sales volumes, and higher unit costs, caused in part by the strengthening of the Canadian dollar.

Production: Sudbury mines production was 6,796 tonnes during the third quarter of 2004, compared with 5,170 tonnes in the third quarter of 2003. The increase in nickel production was primarily attributable to increased ore tonnages resulting from the avoidance of the traditional two-week summer shutdown for vacations and maintenance. Sudbury mine production remains unchanged at 20,000 tonnes for 2004.

At Raglan, nickel in concentrate production in the third quarter of 2004 was at 6,972 tonnes and copper production was 1,795 tonnes, compared with 6,082 tonnes of nickel and 1,688 tonnes of copper in 2003. The increases in production were due to the increase in mined ore tonnages. For 2004, Raglan nickel production remains forecast at 24,500 tonnes.

At the Sudbury smelter, nickel in matte production in the third quarter of 2004 decreased to 8,606 tonnes from 11,373 tonnes in the same period of 2003 as a result of the treatment of lower concentrate tonnages and lower feed grades. The smelter concluded an eight-week maintenance shutdown during which the furnace roof and sidewalls were rebuilt. Smelter operations have returned to normal production levels.

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At Nikkelverk, third quarter nickel production of 15,994 tonnes was unchanged from the corresponding period of 2003. Refined nickel and copper production forecasts for 2004 remain at 72,000 tonnes and 37,000 tonnes, respectively.

During the quarter, new collective agreements were successfully concluded with the workers at the refinery in Kristiansand.

Other Developments

After the first six months, the Nickel Rim South project is progressing on schedule and within budget. Site preparation, services and development of electrical systems are on schedule for completion at the end of 2004. Both vent shaft and main shaft construction programs are on track, with expected shaft sinking to begin in 2005.

At Montcalm, the West Extension stope is ready for production and development of the East Zone is well advanced. Mine site crushing facilities have been commissioned and commissioning has begun at the concentrator facilities at Kidd Creek and the concentrate receiving facilities at the Sudbury Smelter, with initial concentrate production anticipated to begin in 2004. This project is scheduled to be completed in February 2005.

During the third quarter of 2004, underground and surface diamond drilling continued at Fraser Morgan. While the existing mineral resource is unchanged from the first quarter of 2004, diamond drilling from the surface, in an area approximately 450 metres northeast of the resource, intersected 36.6 metres of 2.3% nickel and 0.7% copper. The mine development pre-feasibility study is on track for completion by year-end 2004.

Progress continues on the Raglan Optimization project, which will increase annual production by approximately 5,000 tonnes of nickel per year. The first phase is the conversion from autogenous to semi- autogenous grinding, which will increase the level of annual throughput to approximately one million tonnes per year and increase the mill's ability to process harder ore. The capital cost for Phase one is $33 million and has been approved by the Board Directors. Engineering work on Phase two is underway and is assessing changes to the grinding circuit and other concentrator equipment to further increase annual production rates.

During the quarter, Falconbridge and Barrick Gold advanced the joint-venture documentation for the Kabanga nickel project in Tanzania.

Falcondo

Revenues: In the third quarter of 2004, revenues of $90 million at Falcondo increased 32% from $68 million in the same period of 2003. The realized ferronickel price increased by 56% from 2003 levels. Sales volumes decreased by 15% to 6,247 tonnes from 7,361 tonnes in 2003, due to the timing of shipments of materials.

Costs: Falcondo's operating cash cost per pound of ferronickel increased by 21% in the third quarter of 2004 to $3.58, mainly due to the increase in oil prices and costs to generate additional power from auxiliary generators during scheduled power plant maintenance. Oil costs rose to $34.52 per barrel in the third quarter of 2004 from $29.81 in third quarter of 2003.

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Operating income: Falcondo's third quarter 2004 operating income was $40 million, compared with $17 million for the same period in 2003. The $23 million higher contribution reflects the impact of a higher ferronickel selling price, which was partially offset by reduced sales volumes and higher oil costs.

Production: In the third quarter of 2004, Falcondo produced 7,433 tonnes of nickel in ferronickel, compared to 7,293 tonnes in the third quarter of 2003. For the year, ferronickel production remains forecast at 28,000 tonnes.

Copper Operations

Operating income of the copper business rose to $132 million in the third quarter of 2004, compared with $8 million in the same period for 2003. Copper production from Kidd Creek and South American operations was 89,349 tonnes in the third quarter 2004, compared with 67,249 tonnes in 2003. The operating cash cost per pound of copper was $0.56 compared with $0.60 in 2003.

Collahuasi (Falconbridge's 44% share)

Revenues: Falconbridge's share of revenues at Collahuasi in the third quarter of 2004 was $182 million compared with $63 million in the third quarter of 2003. The $119 million increase is attributable to the impact of both higher metal prices and higher sales volumes.

Costs: The operating cash cost of $0.38 per pound of copper in the third quarter of 2004 compared to $0.42 in the same period in 2003. This improvement was mainly attributed to higher production volumes in the third quarter of 2004, compared to the third quarter of 2003.

Operating income: Falconbridge's share of Collahuasi's third quarter 2004 operating income was $124 million, compared with $23 million in the same period in 2003. The positive variance is attributable to higher copper prices and sales volumes.

Production: Falconbridge's share of third quarter copper production in 2004 totalled 65,067 tonnes, compared to 40,477 tonnes in the third quarter of 2003. The increase was driven by the completion of the Ujina-Rosario transition and the concentrator expansion project, which was accomplished five weeks ahead of the July 1, 2004 scheduled date. By the end of June, the concentrator was processing ore at its design capacity of 110,000 tonnes per day. For 2004, Falconbridge's share of Collahuasi production is forecast at 210,000 tonnes.

Other Developments

The Ujina-Rosario Expansion Project was completed ahead of schedule and under budget. Conceptual study of the second expansion of the copper concentrator and the feasibility study of the molybdenum plant are continuing.

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Lomas Bayas

Revenues: Revenues in the third quarter of 2004 were $48 million compared to $28 million in the third quarter of 2003. The $20 million increase was mainly attributable to higher copper prices.

Costs: The operating cash cost of producing a pound of copper in the third quarter of 2004 increased to $0.54 per pound from $0.46 per pound in the third quarter of 2003. The increase in the cash cost resulted from higher contractor costs (mainly maintenance and freight of materials), higher acid and fuel costs, and the strengthening of the Chilean peso against the U.S. dollar.

Operating income: Lomas Bayas' third quarter 2004 operating income was $23 million, up from $8 million in the same period of 2003, as higher sales prices more than offset the impact of higher production costs.

Production: Lomas Bayas produced 15,719 tonnes of copper cathode in the third quarter of 2004, compared to 15,663 tonnes in the third quarter of 2003. For 2004, Lomas Bayas production is forecast at 60,000 tonnes.

Other Developments

Altonorte dust leaching at Lomas Bayas continues as planned. Extracting copper from Altonorte dust is expected to increase Lomas' annual production.

Following the completion of the Crusher Expansion Project in the second quarter, the ramp-up continued successfully in the third quarter of 2004.

Consolidated Kidd Creek operations

Revenues: Revenues of $107 million in the third quarter of 2004 were 11% higher than revenues for the same period for 2003. Third quarter 2004 realized copper and zinc prices were up 60% and 17%, respectively, from the third quarter of 2003, contributing to increased revenues for the quarter. Additionally, this increase resulted from a shorter zinc plant shutdown in the third quarter of 2004 compared to a shutdown for the complete period in 2003, as well as from a build up in zinc inventories prior to the plant shutdown to enable conversion of cathode stockpiles to salable metal during the outage. Zinc sales volumes were up 36% over the corresponding period of 2003.

Costs: The third quarter operating cash costs at the Kidd Mine were $0.99 per pound, compared to $0.88 in 2003. The increase in unit costs was due primarily to lower mined and milled production volumes, higher contracted services and increased costs resulting from the focus on backfill and lateral development activities.

Operating income: Kidd Creek reported a third quarter operating loss of $15 million compared to an operating loss of $23 million for the third quarter of 2003. For the first nine months of 2004, Kidd Creek operations reported an operating loss of $31 million, compared to a loss of $53 million for the same period in 2003.

Production: Copper and zinc production from the Kidd Mine during the third quarter of 2004 totalled 8,563 tonnes and 25,594 tonnes, respectively, compared to 11,109 and 19,782, respectively, during the third quarter of 2003. Copper production was lower than in the third quarter of 2003. However, zinc production was significantly higher than last year's as a result of the mining sequence in certain locations, which contain higher zinc grades and lower copper grades when compared to last year.

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Operations at the mine improved in the third quarter of 2003 as a result of focusing on increased drilling and backfilling, which increased stope lead times and stope availability to operations. Further improvement is expected in the fourth quarter. Mine operations also took over responsibility of Block #1 in Mine D. Ore from Block #1 will be available to the mill beginning in mid October.

During the quarter, concentrate throughput was below mine output, primarily as a result of an ore car derailment that damaged and closed the main haulage line for approximately one week. Also, ties-ins for the Montcalm circuit also adversely impacted production. As a result a stockpile of material has accumulated on surface and will be available to the mill in the fourth quarter.

The copper and zinc mine production forecast for 2004 has been revised to 44,000 tonnes and 85,000 tonnes, respectively, from 43,000 and 90,000.

Copper cathode production for the third quarter of 2004 was 30,957 tonnes, compared to 24,448 tonnes in the same quarter of 2003, primarily as a result of the smelter shutdown in the second quarter of 2004, compared to a third quarter shutdown in 2003. Refined zinc production was 23,248 tonnes, compared to 5,301 tonnes in the third quarter 2003, primarily as a result of a three-month summer shutdown at the zinc plant during 2003, compared to a seven-week shutdown in the third quarter of 2004. The decision to reduce the shutdown from 13 weeks to seven weeks was a result of improved concentrate availability in the second half of 2004, with the Agnico-Eagle LaRonde mine supply agreement, and improving metal markets. For 2004, refined copper production is expected to be 120,000 tonnes and zinc production approximately 125,000 tonnes.

Other Developments

Preparations for the start-up of the Montcalm nickel circuit in the concentrator are proceeding as planned, with operating personnel and technical support teams beginning commissioning in mid-October.

Work on the zinc plant's precious metal recovery project is progressing on time and on budget. Tie-ins and equipment commissioning began in the second week of October with the first tonnes of LaRonde zinc concentrate processed before the end of October.

A successful seven-week bismuth test was completed, with the refinery demonstrating the capacity to produce good quality cathode while treating anodes with over 200ppm bismuth. The test has confirmed the Metsite's capacity for 20,000 tonnes per year of higher margin bornite concentrate from the Antamina mine in Peru.

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At Mine D, work is progressing as planned. Commissioning of the ore handling system was completed during the quarter, with first ore hoisted up the shaft on July 25, 2004 — ahead of the feasibility schedule. Ramping up of waste hoisting continued in August and September and will enhance development progress.

Koniambo

The bankable feasibility study for the Koniambo project is essentially complete. The cost finalization program is underway and will be completed by the end of the year. Discussions on the financing plan and French government support are continuing as planned and we expect to be in a position to make a development decision in early 2005.

Corporate and Other

During the three months ended September 30, 2004, corporate costs of $42 million compared to $23 million for the comparable period of 2003. The $19 million increase is attributable primarily to the recognition of $7 million of higher foreign exchange losses, losses of $4 million on metals trading positions compared to gains of $2 million during the third quarter of 2003 and $4 million of higher general and administrative expenses, which were driven by the impact of a stronger Canadian dollar and higher charges for non-wage labour costs. The higher losses from foreign exchange are attributable to unhedged translation losses. These losses were magnified by a significant strengthening of the Canadian dollar relative to the U.S. dollar; particularly during the month of September 2004.

Liquidity and Capital Resources

During the third quarter of 2004, consolidated cash and cash equivalents increased by $110 million to $537 million at September 30, 2004, compared with a balance of $301 million at the end of the third quarter of 2003. These items were invested primarily in high-quality short-term money market instruments and liquidity funds.

In the third quarter of 2004, the Corporation's balance sheet improved as the ratio of net debt to net debt plus equity improved to 27% from 31% at the end of the second quarter and from 37% at the end of 2003.

Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totalling $472 million. As a result, the Corporation has unused credit and cash available of approximately $1 billion. In addition, the Corporation has no major debt maturities until September 2005.

Working capital increased to $778 million at the end of the third quarter of 2004 from $649 million at the end of December 2003. This is primarily attributable to a cash increase of $239 million, a $91 million increase in inventories, and a $40 million increase in receivables, all in the first nine months of 2004. These increases in current assets were partially offset by a $200 million increase in the current portion of long-term debt.

Cash generated from operations before working capital changes totalled $304 million compared with $144 million for the third quarter of 2003.

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The ratio of current assets to current liabilities was 2.3:1 at September 30, 2004.

Capital investments in the third quarter of 2004 were directed towards development of Mine D at the Kidd Mining Division, Nickel Rim South at the INO Division, evaluation work at Koniambo and to maintain and improve productive capacity at all locations. Forecast capital investments in 2004 are estimated at $550 million, including maintenance and sustaining capital.

Total debt remained at $1,415 million at September 30, 2004 ($1,427 million at the end of 2003). Principal payments of $8 million during the quarter were offset by a foreign exchange loss on Canadian dollar denominated debt due to the strengthening of the Canadian currency. The current portion of long-term debt is $278 million.

Dividend Payment

On October 22, 2004 the Board of Directors declared dividends of 10 cents Cdn per Common Share payable November 17, 2004 to shareholders of record November 3, 2004 and of 2 cents Cdn per Preferred Share Series 1 payable December 1, 2004 to shareholders of record November 17, 2004. The Preferred Share Series 2 pays a monthly floating dividend based on the prime interest rate, payable on the 12th day of each following month for record holders of the last business day of the preceding month. For Preferred Share Series 3, a dividend of 28.63 cents Cdn per share was declared and is payable December 1, 2004 to shareholders of record November 17, 2004. The Company intends to continue paying the common share dividend in Canadian dollars but will review the situation on a periodic basis. The preferred share dividends will continue to be declared in Canadian dollars.

Other Developments

During the quarter, Noranda Inc., 58.9% owner of Falconbridge, announced that it entered into exclusive negotiations with China Minmetals concerning a proposal from Minmetals to acquire 100% of the outstanding common shares of Noranda.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian — U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

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Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Log on to www.falconbridge.com to listen to Falconbridge's quarterly teleconference with investors and analysts on October 22, 2004 at 1:00 p.m. EST. A recording of the call will be posted on the site as soon as it is available.

For further information please contact:
Denis Couture, Vice-President, Investor Relations, Communications & Public Affairs
416-982-7020
denis.couture@toronto.norfalc.com

Michael Doolan, Senior Vice-President and Chief Financial Officere
416-982-7355
Michael.doolan@toronto.norfalc.com

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FALCONBRIDGE LIMITED

QUARTERLY FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2004	2003	2004	2003
	(unaudited — in millions of United States dollars except per share data)
	(Restated — note 2a)		(Restated — note 2a)
Revenues	$756	$485	$2,194	$1,447

Operating expenses
Costs of sales
Costs of metal and other product sales	400	352	1,211	1,024
Depreciation and amortization of plant and equipment	59	61	183	186

	459	413	1,394	1,210
Selling, general and administrative (note 6)	28	19	82	63
Exploration	8	8	16	18
Research and process development	3	3	8	7
Other expense (note 2b)	22	9	2	5

	520	452	1,502	1,303

Operating income	236	33	692	144

Interest (note 2b)	11	12	27	37

Earnings before taxes and non-controlling interest	225	21	665	107
Income and mining taxes	67	1	177	9
Non-controlling interest in earnings of subsidiaries	3	1	10	2

Earnings for the period	$155	$19	$478	$96
Dividends on preferred shares	2	2	5	6

Earnings attributable to common shares	$153	$17	$473	$90

Basic earnings per common share	$0.85	$0.10	$2.64	$0.51
Diluted earnings per common share	$0.85	$0.10	$2.62	$0.51

FALCONBRIDGE LIMITED

EARNINGS CONTRIBUTIONS

	Three months ended Sept. 30,		Nine months ended Sept.30,
	2004	2003	2004	2003
	(unaudited — in millions of United States dollars)
	(Restated — note 2a)		(Restated — note 2a)
Principal operations -
Integrated Nickel Operations (INO)	$106	$31	$327	$121
Falconbridge Dominicana, C. por A.	40	$17	139	28

Nickel Operations	146	48	466	149

Kidd Creek Operations	(15)	(23)	(31)	(53)
Collahuasi	124	23	242	76
Lomas Bayas	23	8	69	19

Copper Operations	132	8	280	42

Corporate costs (note 2b)	42	23	54	47

Operating income	236	33	692	144
Interest (note 2b)	11	12	27	37
Income and mining taxes	67	1	177	9
Non-controlling interest in earnings of subsidiaries	3	1	10	2

Earnings (loss) for the period	155	19	478	96
Dividends on preferred shares	2	2	5	6

Earnings attributable to common shares	$153	$17	$473	$90

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30, 2004	December 31, 2003
	(unaudited — in millions of United States dollars)
	(Restated — note 2a)
ASSETS
Current
Cash and cash equivalents	$537	$298
Accounts and metals settlements receivable	298	258
Inventories	533	442

Total current assets	1,368	998
Property, plant and equipment (note 2a, 4, 5)	3,122	2,970
Deferred expenses and other assets (note 2b)	339	204

Total assets	$4,829	$4,172

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$285	$255
Income and other taxes payable	27	23
Long-term debt due within one year	278	71

Total current liabilities	590	349
Long-term debt	1,137	1,356
Future income and mining taxes	312	205
Employee future benefits	136	150
Other long-term liabilities (note 2a, 2b)	237	147
Non-controlling interest	34	27

Total liabilities	2,446	2,234

Shareholders' equity (note 2a, 7)	2,383	1,938

Total liabilities and shareholders' equity	$4,829	$4,172

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Nine months ended September 30, 2004		Nine months ended September 30, 2003
	Number	Amount	Number	Amount
	(unaudited — in millions of United States dollars)
			(Restated — note 2a)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of period	178,792,492	$1,450	177,603,432	$1,430
Issued pursuant to employee stock options	925,298	15	800,800	8
Repurchase of common shares	—	—	(600,000)	(5)

Balance, end of period	179,717,790	1,465	177,804,232	1,433

Preferred shares Series 1
Balance, beginning and end of period	89,835	1	89,835	1

Preferred shares Series 2
Balance, beginning of period	7,910,165	129	7,910,165	129
Conversion of units (note 7)	(3,122,882)	(78)	—	—

Balance, end of period	4,787,283	51	7,910,165	129

Preferred shares Series 3
Balance, beginning of period	—	—	—	—
Issue of units (note 7)	3,122,882	78	—	—

Balance, end of period	3,122,882	78	—	—

Contributed surplus		3		3

Surplus (Deficit)
Balance, beginning of year		128		(5)
Adjustment for change in accounting standard
Asset retirement obligations (note 2a)		10		14
Earnings for the period		478		96
Dividends
— Common shares		(41)		(37)
— Preferred shares		(5)		(6)
Loss on Repurchase of Common Shares		—		(2)

Balance, end of period		570		60

Cumulative translation adjustment		215		217

Total shareholders' equity		$2,383		$1,843

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(Restated — note 2a)		(Restated — note 2a)
	(unaudited — in thousands of United States dollars)
Operating activities
Earnings for the period	$155	$19	$478	$96
Add (deduct) items not affecting cash
Depreciation and amortization	80	61	207	186
Future income and mining taxes	46	(10)	103	(13)
Non-controlling interest in earnings of subsidiaries	3	1	10	2
Other	19	77	(2)	84
Contributions to pension fund in excess of provision	1	(4)	(13)	(9)

Cash provided by operating activities before working capital changes	304	144	783	346
Net change in receivables, inventories and payables	(4)	41	(99)	23

Cash provided by operating activities	300	185	684	369

Investing activities
Capital expenditures and deferred project costs	(169)	(88)	(397)	(233)
Proceeds on disposal of assets	1	—	1	—
Change in other assets	(1)	(84)	(3)	(99)

Cash used in Investing activities	(169)	(172)	(399)	(332)

Financing activities
Long-term debt, including current portion:
Issued	—	30	28	277
Repaid	(7)	(50)	(43)	(138)
Dividends paid
— Common shareholders	(14)	(13)	(41)	(37)
— Preferred shareholders	(1)	(2)	(4)	(6)
— Minority shareholders of Falcondo	—	—	(1)	—
Repurchase of common shares	—	1	—	(5)
Issue of common shares	1	7	15	8

Cash (used in) provided by financing activites	(21)	(27)	(46)	99

Cash provided (used) during the period	110	(14)	239	136
Cash and cash equivalents, beginning of period	427	315	298	165

Cash and cash equivalents, end of period	$537	$301	$537	$301

Supplementary Information:
Cash paid for interest	$9	$6	$36	$34
Cash paid for income and mining taxes	$21	$5	$69	$11

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(unaudited)
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	15,228	17,558	51,371	58,510
Nickel purchased for resale	204	—	204	—

Total	15,432	17,558	51,575	58,510

Copper	13,875	12,093	38,536	42,702
Precious metal revenues (US$000s)	24,436	22,686	72,881	67,400
Ferronickel	6,247	7,361	20,832	20,352
Kidd Creek Division
Zinc (including metal in concentrate)	34,501	25,407	94,696	89,285
Copper (including metal in concentrate)	23,040	26,098	67,843	81,246
Silver (000s ounces)	949	1,550	3,096	4,307
Collahuasi
Copper (including metal in concentrate)	62,013	37,281	137,969	128,508
Lomas Bayas
Copper	16,271	15,601	44,952	44,996
Total Sales
Nickel	21,679	24,919	72,407	78,862
Copper	115,199	91,073	289,300	297,452
Average prices realized (US$ per pound, except silver)
Nickel	$6.54	$4.33	$6.39	$3.99
Ferronickel	6.49	4.15	6.35	3.87
Copper Kidd	1.31	0.82	1.28	0.79
Collahuasi	1.27	0.80	1.26	0.78
Lomas Bayas	1.34	0.83	1.35	0.79
Zinc	0.48	0.41	0.50	0.40
Silver (US$ per ounce)	6.06	4.83	6.33	4.72

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(unaudited)
Mine production (tonnes)
Sudbury
Nickel	6,796	5,170	16,928	18,473
Copper	6,640	6,098	17,919	22,622
Raglan
Nickel	6,972	6,082	19,869	19,494
Copper	1,795	1,688	5,133	5,110
Falcondo
Ferronickel	7,433	7,293	22,303	20,737
Kidd Mining Division
Copper	8,563	11,109	32,151	32,482
Zinc	25,594	19,782	57,086	57,433
Silver (000s ounces)	1,088	604	3,039	1,891
Collahuasi
Copper	65,067	40,477	146,868	128,203
Lomas Bayas
Copper	15,719	15,663	46,361	45,044
Total mine output
Nickel	21,201	18,545	59,100	58,704
Copper	97,784	75,035	248,432	233,461
Metal production (tonnes)
Sudbury — Smelter output
Nickel	8,606	11,373	34,542	42,057
Copper	2,697	3,824	12,582	14,479
Nikkelverk — Refinery output
Nickel	15,994	15,912	50,952	56,615
Copper	7,857	8,882	26,837	26,260
Falcondo
Ferronickel	7,433	7,293	22,303	20,737
Kidd Metallurgical Division
Zinc plant output — zinc	23,248	5,301	87,624	74,202
Copper Cathode — refinery output	30,957	24,448	83,077	99,431
Collahuasi
Copper	6,894	7,241	18,715	20,686
Lomas Bayas
Copper	15,719	15,663	46,361	45,044
Total refined output
Nickel	23,427	23,205	73,255	77,352
Copper	61,427	56,234	174,990	191,421

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

[Amounts reported in U.S. dollars, unless otherwise stated]

1.     ACCOUNTING POLICIES

  These unaudited interim consolidated financial statements of Falconbridge Limited ("Falconbridge" or the "Corporation") have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements except as described in note 2 below. These unaudited interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2003 Annual Report.

2.     CHANGE IN ACCOUNTING STANDARDS

  Effective January 1, 2004, the Corporation adopted three new accounting standards and guidelines issued by the Canadian Institute of Chartered Accountants (CICA); Asset Retirement Obligations (CICA 3110), Hedging Relationships (AcG 13), and Impairment of Long-lived Assets (CICA 3063).

  a)
  Asset retirement obligations

    Under the previous policy, costs related to ongoing site restoration programs were expensed when incurred, while a provision for mine closure and site closure costs was charged to earnings over the life of the operations. Under the new standard, a capital asset and corresponding long-term obligation, equal to the fair value of the legal obligation for asset retirement, determined at the date of adoption, was recorded. The key assumptions on which the fair value of the asset retirement obligations is based, include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Corporation uses discount rates ranging from 5.0 to 6.5%. Under the accounting standard, a provision for asset retirement is not required to be recorded for assets with indeterminate lives until such time as sufficient information exists to estimate a range of settlement dates. As such, although the Corporation will be subject to asset retirement obligations for its refinery in Norway as well as for the metallurgical facilities at Sudbury and Kidd Creek, we have not included these assets in our provision for asset retirement as sufficient information is not available at this time to estimate the timing of settlement. As of January 1, 2004, with respect to the Corporation's other asset retirement obligations, cash outflows totaling $450 million are expected to be incurred over a period ranging from 1 to 62 years. The related asset retirement cost is being depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is being accreted with a corresponding charge to operating income. This standard has been applied retroactively with restatement of prior years.

    As of January 1, 2003, the cumulative impact of the adoption of the standard was to increase retained earnings by $14 million, increase property, plant and equipment by $69 million, increase accumulated depreciation by $14 million, increase the provision for asset retirement by $37 million, and increase future income taxes by $5 million. The adoption of the new standard resulted in a decrease of $2 million and $3 million to previously reported earnings for the three months and nine months ended September 30, 2003, respectively.

  b)
  Hedging relationships

    As of January 1, 2004, the Corporation adopted CICA guideline AcG 13 which establishes new standards for when hedge accounting may be applied. Under the provisions of the guideline, the Corporation's interest rate swaps were deemed to be in a hedging relationship prior to the date of the guideline's implementation. As such, on January 1, 2004, the Corporation recorded a deferred mark-to-market gain of $27 million on its interest rate hedges, while recording a long-term receivable and a long-term payable of $67 million and $40 million, for those contracts in a gain and loss position, respectively. During the three months and nine months ended September 30, 2004, $2 million and $5 million, respectively, of this deferred gain was amortized into income as an adjustment of interest expense.

    Subsequent to the implementation of the guideline, the Corporation has to prove hedge effectiveness in order to qualify for hedge accounting. The Corporation's interest rate swaps did not qualify for hedge accounting until April 22, 2004. During the three months and nine months ended September 30, 2004, the Corporation recorded a mark-to-market loss of $nil for those contracts, which were not eligible for hedge accounting. For these contracts, the net interest received/paid on these positions is not shown as a reduction from/addition to interest, on the statement of earnings, but is shown as a component of other expense together with the change in fair value of those contracts during the period.

    For those energy price hedge contracts that were not eligible for hedge accounting, Falconbridge recorded a January 1, 2004 deferred mark-to-market gain of $3 million. Of this deferred gain, $1 million was amortized into income during the nine months ended September 30, 2004. In addition, Falconbridge recorded a $1 million mark-to-market loss and a $1 million mark-to-market gain on those contracts during the three months and nine months ended September 30, 2004, respectively.

    Under the provisions of the new guideline, the Corporation continues to be eligible for hedge accounting for forward contracts and option contracts used as a currency hedge of Canadian dollar operating costs. Falconbridge did not seek hedge accounting for forward contracts and option contracts used as an economic currency hedge of Canadian dollar denominated monetary assets and liabilities. These contracts continue to be marked to market.

  c)
  Impairment of long-lived assets

    CICA section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003, and as such was implemented by Falconbridge effective January 1, 2004. Under the provision of the standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. Impairment exists if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived asset's carrying value exceeds its fair value. Falconbridge has not recognized an impairment loss on any of its long-lived assets as a result of the implementation of this standard.

3.     FOREIGN EXCHANGE GAINS AND LOSSES

  Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are not denominated in its functional currency, which exposes it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Prior to July 1, 2003, at which point Falconbridge changed its functional and reporting currency to the U.S. dollar, the Corporation used foreign currency exchange contracts to hedge its U.S. dollar sales revenue (item 1b below). Subsequent to June 30, 2003, Falconbridge began using foreign currency exchange contracts to hedge its Canadian dollar operating costs (item 1a below). Falconbridge also uses foreign currency exchange contracts relating to other foreign currency expenditures, and foreign currency denominated monetary assets and liabilities. The gains/losses from these positions are included in other exchange gains and losses (item 2 below) as an offset to the translation gains/losses from the underlying hedged foreign assets and liabilities.

  Included in earnings for the three months and nine months ended September 30, 2004 and 2003 are exchange gains and (losses) as summarized below.

			Three months ended September 30,		Nine months ended September 30,
Source of Exchange Gains and Losses		Income statement grouping
			2004	2003	2004	2003
			($ millions)
1.	Hedging gains and (losses)
	a) Hedge of Canadian operating costs	Cost of Sales	10	11	38	11
	b) Hedge of US $ sales revenues	Sales Revenues	—	—	—	1
2.	Other exchange gains and (losses)	Other Income	(14)	(1)	(8)	(6)

4.     SEGMENTED INFORMATION

			Copper
	Nickel
(unaudited — $ millions)			Kidd Creek		Lomas Bayas	Corporate and other
	INO	Falcondo		Collahuasi			Total
Quarter ended September 30, 2004
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$329	$90	$107	$182	$48	—	$756
Operating income (loss)	106	40	(15)	124	23	(42)	236
Depreciation, depletion and amortization	20	2	15	18	4	—	59
Property, plant & equipment	1,017	108	807	1,036	139	15	3,122
Capital expenditures & deferred projects costs	99	6	46	16	3	(1)	169
Quarter ended September 30, 2003
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$230	$68	$96	$63	$28	$0	$485
Operating income (loss)	31	17	(23)	23	8	(23)	33
Depreciation, depletion and amortization	29	2	14	13	3	—	61
Property, plant & equipment	961	103	724	984	131	14	2,917
Capital expenditures & deferred projects costs	21	4	24	39	2	(2)	88
Year ended September 30, 2004
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$1,044	$292	$345	$380	$133	—	$2,194
Operating income (loss)	327	139	(31)	242	69	(54)	692
Depreciation, depletion and amortization	75	7	49	39	12	1	183
Property, plant & equipment	1,017	108	807	1,036	139	15	3,122
Capital expenditures & deferred projects costs	188	12	117	65	14	1	397
Year ended September 30, 2003
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$713	$174	$285	$197	$78	—	$1,447
Operating income (loss)	121	28	(53)	76	19	(47)	144
Depreciation, depletion and amortization	88	7	40	39	11	1	186
Property, plant & equipment	961	103	724	984	131	14	2,917
Capital expenditures & deferred projects costs	53	10	63	103	3	1	233
Principal base of operations	Canada	Dominican Republic	Canada	Chile	Chile	Canada

5.     CAPITALIZED INTEREST

  During the three months and nine months ended September 30, 2004, Falconbridge capitalized $7 million and $19 million, respectively, of interest costs associated with projects under development (2003 — $6 million and $13 million, respectively).

6.     STOCK OPTIONS

  During the three months ended September 30, 2004, Falconbridge granted no new stock options. During the nine months ended September 30, 2004, 380,500 stock options with a value of $4 million were granted. The total number of stock options exercised for the three months and nine months ended September 30, 2004 were 42,100 and 925,298, respectively. Stock option expense of $0.5 million and $1.5 million (2003 — $0.4 million and $ 1.1 million) for the three months and nine months ended September 30, 2004 is included in selling, general and administrative expense.

7.     PREFERRED SHARES — SERIES 3

  On March 1, 2004, holders of the Preferred Shares Series 2 converted 3,122,882 units, or 39.5% of such shares, to Cumulative Preferred Shares Series 3. The Corporation did not choose to redeem any of the Preferred Shares Series 2 for cash; as provided under the terms of the share issue.

8.     ASSET RETIREMENT OBLIGATION

  During the three months and nine months ended September 30, 2004, the provision for asset retirement obligations increased by $8 million and $4 million, respectively, as detailed below.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	($ millions)
Asset retirement obligation, beginning of period	(128)	(117)	(132)	(98)
Liabilities incurred in the current period	—	(3)	—	(8)
Liabilities settled during the current period	1	—	2	—
Accretion expense	(2)	(2)	(6)	(5)
Other	—	—	2	—
F/X	(7)	—	(2)	(11)

Asset retirement obligation, end of period	(136)	(122)	(136)	(122)

9.     POST-EMPLOYMENT BENEFIT EXPENSE

  The post-employment benefit expense for the three months and nine months ended September 30, 2004 is detailed below.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	($ millions)
Defined benefit pension plans	10	10	30	27
Defined contribution pension plans	2	2	6	5
Other benefit plans	6	4	16	12

	18	16	52	44

10.   DEBT

  The Corporation has unsecured committed credit facilities with various banks. During the three months and nine months ended September 30, 2004, the aggregate principal amount of the credit facilities increased by $5 million and $85 million from $485 million at June 30, 2004 and $405 million at December 31, 2003, respectively. As of September 30, 2004, letters of credit totaling US$18 million had been issued against this credit facility; thereby reducing the amount available under the facility. No other amounts have been drawn against the credit facility as of September 30, 2004.

11.   GUARANTEES

  In the normal course of business, the Corporation enters into numerous agreements that contain indemnification commitments and may contain other features that meet the expanded definition of guarantees. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Corporation has not made any significant payments under such indemnifications and therefore, no amounts have been accrued in the financial statements with respect to these indemnification commitments.

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  Exhibit 99.2
FALCONBRIDGE LIMITED QUARTERLY FINANCIAL STATEMENTS SEPTEMBER 30, 2004